

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2022

Joshua Mann
Co-Chief Executive Officer and Director
Northern Lights Acquisition Corp.
10 East 53rd Street
Suite 3001
New York, New York 10022

      Re: Northern Lights Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed April 15, 2022
          File No. 001-40524

Dear Mr. Mann:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance